

July 27, 2011

<u>Via e-mail</u>
Libbey, Inc.
Richard I. Reynolds, Executive Vice-President and CFO
300 Madison Avenue
Toledo, OH 43604

> **Re: Libbey, Inc.**
> **Form 10-K**
> **Filed March 14, 2011**
> **File No. 1-12084**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Segment Results of Operations, page 34</u>

<u>Discussion of 2010 vs. 2009 Results of Operations, page 34</u>

<u>North American Glass, page, 34</u>

1.   In future filings please include a more comprehensive discussion as to why there were changes in the items which impact your results of operations. For example, we note that Crisa's sales increased 21.9%, but there is no explanation as to why the increase occurred.

<u>Critical Accounting Estimates, page 45</u>

<u>Goodwill and Indefinite Lived Intangible Assets, page 47</u>

2.   We note that a goodwill impairment may be significant to your results of operations and equity. To the extent that any of your reporting units have estimated fair values that are

not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit in future filings:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the unit.
- A description of the material assumptions that drive estimated fair value.
- A discussion of any uncertainties associated with each key assumptions
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Pension Assumptions, page 48

3.   We note that your expected long term rate of return for plan assets was 8.0% at December 31, 2010. In future filings please provide a more comprehensive discussion explaining how you determined this assumption was appropriate. To the extent you are using historical returns to determine this amount, please quantify such returns for the life of the plan.

Consolidated Statement of Cash Flows, page 61

4.   Please tell us how you determined that call premiums on floating rate notes are considered investing activities for statement of cash flow purposes. Please refer to ASC Topic 230-10-45.

Notes to the Consolidated Financial Statements

6. Borrowings, page 72

5.   We note your disclosure that pursuant to the Exchange Transaction on October 28, 2009, Old PIK Notes having an outstanding principal balance of approximately $160.9 million were exchanged for new Senior Subordinated Secured Notes due in June 2021 (New PIK Notes) having a principal amount of approximately $80.4 million, together with common stock and warrants in Libbey, Inc. Further, under ASC 470-60, the carrying value of the New PIK Notes was $150.6 million which was comprised of the $80.4 million principal amount and an excess carrying amount of $70.2 million. Please help us better understand how you determined the excess carrying amount and how you applied ASC Topic 470-60-35-8 when you recorded the Exchange Transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief